

May 28, 2025

Liat Zalts
Chief Financial Officer
Pluri Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 3508409

> **Re: Pluri Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 14, 2025**
> **File No. 001-31392**

Dear Liat Zalts:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:　　Ron Ben-Bassat, Esq.